

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2014

<u>Via E-mail</u>
Joseph S. Kassim
Senior Vice President of Finance
Carolina Financial Corporation
288 Meeting Street
Charleston, SC 29401

      Re: Carolina Financial Corporation
             Form 10-12G
             Filed April 1, 2014
             File No. 000-19029

Dear Mr. Kassim:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Michael Clampitt

                             Michael Clampitt
                             Senior Counsel

cc: <u>Via E-mail</u>
        Eva Bateman, Esq.